CONVERSION AGREEMENT

This Agreement executed on November 1, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Nenad Bogdanovic (the "Consultant"), with an address at Sekspirova 2, 21000 Novi Sad, Serbia.


NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered 1 (one) invoice to the Company totaling $750 (seven hundred fifty) for his professional services of maintaining the corporate website. The Parties hereby agree to convert this obligation of the Company into 1,000 (one thousand) fully-paid and non-assessable free trading shares upon the execution of this Agreement. This shall be at the conversion rate of $0.75 per share. The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)                 The Consultant (Nenad Bogdanovic)


--------------------------------            --------------------------------
Chaslav Radovich                                     Nenad Bogdanovic
President/CEO